UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of September 2023
Commission File Number: 001-38281
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PHAXIAM Therapeutics S.A.
(Translation of registrant’s name into English)
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60 Avenue Rockefeller
69008 Lyon France
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Press Release dated September 19, 2023

On September 19, 2023, PHAXIAM Therapeutics S.A. issued a press release to announce the launch of a new preclinical development targeting a strong antimicrobial-resistant bacteria, Klebsiella pneumonia.

The full text of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated September 19, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHAXIAM Therapeutics S.A.

Date:	September 21, 2023	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Deputy Chief Executive Officer, Chief Financial Officer and Chief Operating Officer